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TKNZ T. Rowe Price Active Crypto ETF ETF

Ticker TKNZ-US | Asset Class Currencies

NAV

→ 24.87 USD — —

Total Returns
1 Month —
1 Year —

AUM 16.035M USD Expense ratio 0.75% Domicile US Number of holdings — NAV as of 7/21/26

Trade

Summary | Performance | Analyst ratings | Distributions & expenses | Exposure

Summary

Detailed quote

Bid	24.34 USD
Bid Size	100
Bid Date/Time	7/23/2026, 3:20:30 PM ET
Ask	26.95 USD
Ask Size	100
Ask Date/Time	7/23/2026, 3:20:30 PM ET
Spread (%)	9.68%
52W High	—
52W Low	—

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Profile

Name	T. Rowe Price Active Crypto ETF
ISIN	US87279N1000
CUSIP	—
Symbol	TKNZ
Ticker	TKNZ-US
Issuer	T. Rowe Price Group, Inc.
Brand	T. Rowe Price
Legal Structure	Open-Ended Fund
Management Approach	Active
Domicile	US
Launch	7/14/26
Currency (fund)	USD
Currency Hedged	No
Currency Hedged From	—
Currency Hedged Into	—

Asset Class	Currency
Category	Basket
Focus	Long Cryptocurrency Basket, Short USD
Niche	Derivative
Economic Development Level	Blended Development
Segment	Currency: Long Cryptocurrency Basket, Short USD
Region	Global
Specific Geography	Global
Selection Criteria	Proprietary
Weighting Scheme	Proprietary
Strategy	Active

The Funds investment objective is to seek long-term capital growth through investments in crypto assets.

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Primary Exchange	NYSE
Backing	—
Synthetic Type	—
Website	https://www.troweprice.com/person…
Benchmark	No Underlying Index

Performance

Historical prices

Intraday 1W 1M 3M YTD 1Y 3Y 5Y Max Specific


24.90
24.75
24.60
24.45
24.30
09:30:00…
10:05:00 AM
11:05:00 AM
11:15:00 AM
11:20:00 AM
11:35:00 AM
12:50:00 PM
02:00:00 PM
02:05:00 PM
02:15:00 PM
02:20:00 PM

Total returns

	1M	3M	YTD	1Y	3Y	5Y	10Y	SI
TKNZ-US (Price)	—	—	—	—	—	—	—	+69.00%
TKNZ-US (NAV)	—	—	—	—	—	—	—	-19.01%

All returns are total returns

7/23/2026, 2:17:14 PM ET

Analyst ratings

ETF Grade	—
Fit Score	—
Analyst Pick	No
Opportunities List	No

	Fund	Segment
Efficiency	—	—
Tradability	—	—
Fit	—	—

Distributions & expenses

Distributions

Dividend Type	—
Dividend Reported	No
Dividend Ex-Date	—
Distribution Frequency	—
Distribution Yield	—

Fees and risk

Expense Ratio (net)	0.75%
Management Fee	0.90%
Median Tracking Difference (12 months)	—
Max Upside Deviation (12 months)	—
Max Downside Deviation (12 months)	—

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Total Distribution	—
30 Day SEC Yield (net)	—
30 Day SEC Yield (net) Date	—
Yield to Maturity	—
Last Distribution Date	—

Fund Closure Risk	—

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Exposure

Industry breakdown

Weight %	Industry

As of —

Sector breakdown

Weight %	Sector

As of —

Region breakdown

Weight %	Region

As of —

Top holdings

Weight %	Holding	Ticker

No data available

Important Information

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Current performance may be lower or higher than the quoted past performance, which cannot guarantee future results. Share price, principal value, yield, and return will vary and you may have a gain or loss when you sell your shares. For performance current to the most recent month-end, select the fund name above. Market returns are based on the midpoint of the bid/ask spread as 4p.m. ET and do not represent returns an investor would receive if shares were traded at other times.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

All investments involve market risk, including the possible loss of principal.

Average annual total return figures include changes in principal value, reinvested dividends, and capital gain distributions. Returns for periods less than one year are not annualized. For products less than one year old, the Since Inception return figure is not annualized and represents an aggregate total return.

The gross expense ratio reflects the fund expenses as stated in the fee table of the fund's prospectus prior to the deduction of any waiver or reimbursement. The net expense ratio reflects fund expenses after the deduction of any waiver or reimbursement. If a fund has an active contractual expense limitation, the expiration date is shown below the gross and net expense ratio values above. Expense ratios are as of the most recent prospectus.

The ETFs (TCHP, TDVG,TEQI, TGRW and TSPA) are different from traditional ETFs. Traditional ETFs tell the public what assets they hold each day. These ETFs will not. This **may create additional risks** for your investment. For example:

You may have to pay more money to trade the ETF's shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

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The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

These additional risks may be even greater in bad or uncertain market conditions.

The ETF will publish on its website each day a "Proxy Portfolio" designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF's holdings, it is not the ETF's actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance.

The ETFs **(TCHP, TDVG,TEQI, TGRW and TSPA)** publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETFs holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information to encourage transactions that help keep the ETF's market price close to its NAV. There is a risk that market prices will differ from the NAV. ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility and, therefore, may cost investors more to trade. The ETF's daily Proxy Portfolio, Portfolio Overlap and other tracking data are available within the Resource section of each individual ETF fund detail page.

Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF's investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF.

For additional information regarding the unique attributes and risks of the ETF, see the prospectus.

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. View Prospectus

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the "Sponsor"). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

Investment Risks

All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. *See the prospectus for more detail on the fund's principal risks.*

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